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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-1
                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                    Under the Securities Exchange Act of 1934

                          Krupp Realty Fund, Ltd. - III
                            (Name of Subject Company)

                        KRF3 Acquisition Company, L.L.C.,

                            KRF Company, L.L.C., and

                    The Krupp Family Limited Partnership - 94
                                    (Bidders)

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                   501128 10 2
                      (CUSIP Number of Class of Securities)


                               Scott D. Spelfogel
                               The Berkshire Group
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 574-8385

                                 with copies to:
                                 James M. Dubin
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                            Telephone: (212) 373-3000
            (Name, Address and Telephone Number of Persons Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                  May 14, 1999
                          (Date of Event Which Requires
                       Filing Statement on Schedule 14D-1)

=====================================      =====================================
      Transaction Valuation*                       Amount of Filing Fee
-------------------------------------      -------------------------------------
         $13,750,000.00                                $2,750.00
=====================================      =====================================

* For purposes of calculating fee only. This amount assumes the purchase of 25,000 Investor Limited Partnership Interests ("Units") of the subject company at $550.00 in cash per Unit.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
     Amount Previously Paid: N/A
     Form or Registration No.: N/A
     Filing Party: N/A
     Date Filed: N/A

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

_____________________
CUSIP No. 501128 10 2
_____________________

________________________________________________________________________________
1 Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons

     KRF3 Acquistion Company, L.L.C.

________________________________________________________________________________
2    Check the Appropriate Box If a Member of a Group
     (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds (see instructions)

     AF

________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(e) or 2(f)                                   [_]

________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
7    Aggregate Amount Beneficially Owned by Each Reporting Person

     0

________________________________________________________________________________
8    Check if the Aggregate Amount in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                      [_]
________________________________________________________________________________
9    Percent of Class Represented by Amount in Row (7)

     0%

________________________________________________________________________________
10   Type of Reporting Person (See Instructions)

     OO

________________________________________________________________________________

_____________________
CUSIP No. 501128 10 2
_____________________

________________________________________________________________________________
1 Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons

     KRF Company, L.L.C.

________________________________________________________________________________
2    Check the Appropriate Box If a Member of a Group
     (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds (see instructions)

     AF

________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(e) or 2(f)                                   [_]

________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
7    Aggregate Amount Beneficially Owned by Each Reporting Person

     0

________________________________________________________________________________
8    Check if the Aggregate Amount in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                      [_]
________________________________________________________________________________
9    Percent of Class Represented by Amount in Row (7)

     0%

________________________________________________________________________________
10   Type of Reporting Person (See Instructions)

     OO

________________________________________________________________________________

_____________________
CUSIP No. 501128 10 2
_____________________

________________________________________________________________________________
1 Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons

     The Krupp Family Limited Partnership-94

________________________________________________________________________________
2    Check the Appropriate Box If a Member of a Group
     (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds (see instructions)

     WC

________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(e) or 2(f)                                   [_]

________________________________________________________________________________
6    Citizenship or Place of Organization

     Massachusetts

________________________________________________________________________________
7    Aggregate Amount Beneficially Owned by Each Reporting Person

     Douglas Krupp and George Krupp, the general partners of The Krupp Family Limited Partnership-94, each own 40 Units and as the partners of Krupp Associates, a Massachusetts general partnership, Douglas and George Krupp jointly own 50 Units.

________________________________________________________________________________
8    Check if the Aggregate Amount in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                      [_]
________________________________________________________________________________
9    Percent of Class Represented by Amount in Row (7)

     .5%

________________________________________________________________________________
10   Type of Reporting Person (See Instructions)

     PN

________________________________________________________________________________

Item 1. Security and Subject Company.

     (a) This Schedule 14D-1 Tender Offer Statement relates to limited partnership interests (the "Units") of Krupp Realty Fund, Ltd. - III (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: One Beacon Street, Suite 1500, Boston, MA 02108.

     (b) This Schedule 14D-1 Tender Offer Statement relates to the offer by KRF3 Acquisition Company, L.L.C. (the "Purchaser"), to purchase all but not less than a majority of the total number of outstanding Units for cash at a price equal to $550.00 per Unit, less the amount of any cash distributions made on or after May 14, 1999, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and the Supplement to the Offer to Purchase (the "Supplement"), each dated as of May 14, 1999, and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1),
(a)(2) and (a)(3), respectively.

     The Issuer had 25,000 Units outstanding as of December 31, 1998 according to the Issuer's Annual Report on Form 10-K for the year ended on such date.

     The Purchaser's sole member, KRF Company, L.L.C., a Delaware limited liability company (the "Parent"), and the Parent's sole member, The Krupp Family Limited Partnership - 94, a Massachusetts limited partnership (the "Family Partnership"), may be deemed co-bidders with respect to the offer described herein. However, the purchaser of the Units will be KRF3 Acquisition Company, L.L.C.

     (c) The Units are not listed or traded on any exchange or quoted on the National Association of Securities Dealers Automated Quotation System. However, information regarding certain private transactions is set forth in "SPECIAL FACTORS-- Section 2. Determination of the Offer Price and Fairness of the Offer:
Recent Unit Sales" in the Offer to Purchase and is incorporated herein by reference.

Item 2. Identity and Background.

     (a) - (d) The information  set forth under the caption "THE  OFFER--Section
7. Certain Information Concerning the Purchaser and Its Affiliates" in the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor, to the best of the knowledge of the Purchaser, any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

     (g) The information set forth under the caption "THE OFFER--Section 7. Certain Information Concerning the Purchaser and Its Affiliates" in the Offer to Purchase is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

     (a) The information set forth under the caption  "SPECIAL  FACTORS--Section
4. Co nflicts of Interests and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

     (b) There have been no contacts, negotiations or transactions which have occurred since the commencement of the Issuer's third full fiscal year preceding the date of this statement between the Purchaser and its affiliates on the one hand and the Issuer or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets.

Item 4. Source and Amount of Funds or Other Consideration.

     (a) The information set forth under the captions "SPECIAL  FACTORS--Section
5. Financing of the Offer" and "THE OFFER--Section 7. Certain Information Concerning the Purchaser and Its Affiliates" in the Offer to Purchase is incorporated herein by reference.

     (b) and (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a) - (e) The information set forth under the captions "INTRODUCTION," "SPECIAL FACTORS--Section 1. Background of the Offer" and "SPECIAL FACTORS--Section 3. Purpose of the Offer; Plans for the Partnership" in the Offer to Purchase is incorporated herein by reference.

     (f) Not applicable.

     (g) The information set forth under the caption  "SPECIAL  FACTORS--Section
6. Certain Effects of the Offer on the Market for Units; Unit Quotation; Exchange Act Registration; and Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

     (a) The  information  set forth under the captions "THE  OFFER--Section  6.
Certain Information Concerning the Partnership" and "THE OFFER--Section 7. Certain Information Concerning the Purchaser and its Affiliates" in the Offer to Purchase is incorporated herein by reference.

     (b) No transactions in Units was affected during the 60 days preceding the date of this statement by the Purchaser or any of its executive officers, directors or subsidiaries or its affiliates.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     There have been no contracts, arrangements, understandings or relationships between the persons filing this statement and the general partners of the Family Partnership, on the one hand and any person on the other hand, with respect to the Units.

Item 8. Persons Retained, Employed or to Be Compensated.

     The information set forth under the caption "THE OFFER--Section 10. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

     The information set forth under the captions "THE OFFER--Section 7. Certain Information Concerning the Purchaser and Its Affiliates" and "SPECIAL FACTORS--Section 4. Conflicts of Interest and Transactions with Affiliates; Voting Power of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

     (a) The information set forth under the captions "SPECIAL  FACTORS--Section
3. Purpose of the Offer; Plans for the Partnership" and "SPECIAL FACTORS--Section 4. Conflicts of Interest and Transactions with Affiliates; Voting Power of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

     (b) - (d) The information  set forth under the caption "THE  OFFER--Section
9. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) There are no material pending legal proceedings relating to the Offer.

     (f) Reference is hereby made to the Offer to Purchase, the Supplement and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(3), respectively, and which are incorporated herein in their entirety by reference.

Item 11. Material to Be Filed as Exhibits.

     (a)(1)    Offer to Purchase dated May 14, 1999
     (a)(2)    Supplement dated May 14, 1999
     (a)(3)    Agreement of Assignment and Transfer instructions thereto
     (a)(4)    Form of Letter to Unitholders dated May 14, 1999
     (a)(5)    Notice of Withdrawal and instructions thereto

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 1999


                         KRF3 Acquisition Company, L.L.C.

                              By:  KRF Company, L.L.C.,
                                   its sole member

                                   By:  The Krupp Family Limited
                                        Partnership - 94,
                                        its sole member


                                        By:  /s/ Douglas Krupp
                                             ----------------------
                                             Name:  Douglas Krupp
                                             Title: General Partner

                         KRF Company, L.L.C.

                              By:  The Krupp Family Limited
                                   Partnership - 94,
                                   its sole member


                                   By:  /s/ Douglas Krupp
                                        ----------------------
                                        Name:  Douglas Krupp
                                        Title: General Partner

                         The Krupp Family Limited Partnership-94


                              By:  /s/ Douglas Krupp
                                   -----------------------
                                   Name:  Douglas Krupp
                                   Title: General Partner

                                  EXHIBIT INDEX


Exhibit No.         Description

(a)(1)              Offer to Purchase dated May 14, 1999
(a)(2)              Supplement dated May 14, 1999
(a)(3)              Agreement of Assignment and Transfer instructions thereto
(a)(4)              Form of Letter to Unitholders dated May 14, 1999
(a)(5)              Notice of Withdrawal and instructions thereto